Filed pursuant to Rule 433

Registration Statement No. 333-240160

Council of Europe Development Bank

Final Term Sheet – June 3, 2021

0.375% USD 500 million Global Notes due June 10, 2024
Social Inclusion Bond

Issuer:	Council of Europe Development Bank (CEB)

Issuer Ratings:(1)	Aa1 – stable (Moody’s) / AAA – stable (S&P) / AA+ – stable (Fitch)

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	USD 500,000,000.00

Pricing:	June 3, 2021

Settlement:	June 10, 2021 (T+5)

Maturity:	June 10, 2024

Interest Payment Dates:	June 10 and December 10 of each year, with the Notes bearing interest from June 10, 2021, with the initial interest payment being made on December 10, 2021

Coupon:	0.375% per annum, paid semi-annually in arrear, 30/360, following, unadjusted

Reoffer Spread vs. Midswaps:	m/s -4 bps

(1)                                 Ratings are not a recommendation to purchase, hold or sell Notes, in as much as the ratings do not comment as to market price or suitability for a particular investor.  The ratings are based upon current information furnished to the rating agencies by the CEB and information obtained by the rating agencies from other sources.  The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes.  Each rating should be evaluated independently of any other rating.

Reoffer Spread vs. Benchmark:	+8.2 bps

Reoffer Price:	99.923%

Reoffer Yield:	0.401% (semi-annual)

Underwriting Commissions:	0.100%

All-in Price:	99.823%

All-in Yield:	0.434% (semi-annual)

Net Proceeds to the Issuer (Before Expenses):	USD 499,115,000.00

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 0.250% due May 15, 2024

Benchmark Yield:	0.319% / 99-25+ (semi-annual)

Denominations:	USD 1,000.00 and multiples thereof

Use of Proceeds:

The CEB intends to allocate an amount equivalent to the net proceeds from the Notes to the financing and/or refinancing, in part or in full, of new and/or existing eligible social loans according to its Social Inclusion Bond Framework, which is aligned with the International Capital Markets Association’s “Social Bond Principles”, in one or several of the following sectors of action: (i) social housing for low-income persons: projects for the renovation, construction or refurbishing of housing and for the conversion of buildings into housing so as to provide decent housing for low-income persons; (ii) education and vocational training: projects concerning education, including vocational training, and related basic infrastructure with the aim to provide access to education and vocational training; (iii) supporting micro, small and medium-sized enterprises (“MSMEs”) for the creation and preservation of viable jobs: projects facilitating access to credit for MSMEs for the prime purpose of promoting the creation and preservation of viable jobs; and (iv) health: projects concerning health and related infrastructure with the aim to improve and protect public health, in particular providing assistance to vulnerable populations. For more information on the use and management of proceeds, see “Use of Proceeds—Social Inclusion Bonds” and

“Risks Relating to the Use of Proceeds of Certain Notes” in the accompanying prospectus supplement.

Leads:	Citigroup / Deutsche Bank / Nomura / Société Générale Corporate & Investment Banking

Business Days:	TARGET, London, New York (following unadjusted)

Listing:	Expected on Luxembourg Stock Exchange and Luxembourg Green Exchange

ISIN / CUSIP/Common Code:	US222213AX87 / 222213 AX8 / 235224135

Documentation:	U.S. SEC-registered debt shelf program

Governing Law:

New York law, to the extent that the application of New York law does not derogate from the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 or from the Articles of Agreement of the Issuer

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2020. It does not otherwise give effect to any transaction since that date. Since December 31, 2020, there has been no material change in the capitalization of CEB except for the following issuances:

•                  Under the CEB’s Euro Medium Term Note Program: EUR 1.0 billion 0.000% notes due 2031 in January 2021, HKD 300 million (approximately EUR 32 million based on the exchange rate at the time of the issuance) 0.300% notes due 2024 in February 2021, EUR 50 million 0.000% notes due 2031 in February 2021, GBP 400 million (approximately EUR 467 million based on the exchange rate at the time of the issuance) 0.375% notes due 2025 in March 2021, EUR 500 million 0.000% notes due 2028 in April 2021, EUR 150 million 1.750% notes due 2024 in April 2021, and GBP 175 million (approximately EUR 201 million based on the exchange rate at the time of the issuance) 0.375% notes due 2025 in May 2021. Furthermore, on June 1, 2021, the CEB priced EUR 15 million 0.310% notes due 2032 (if not called in 2023). The pending transaction is expected to close on June 9, 2021.

•                  Under the CEB’s Euro Commercial Paper Program: approximately EUR 2.263 billion (based on the exchange rate as at June 2, 2021) issued since January 1, 2021 and outstanding as of June 2, 2021.

As of December 31, 2020
(in thousands of euros)
Short-term Debt(1)	3,178,802
Long-term Debt(2)	18,704,503
Equity
Capital(3)
Subscribed	5,477,144
Uncalled	(4,864,180)
Called	612,964
General Reserve(4)	2,553,081
Gains or losses recognized directly in equity	(108,670)
Net profit	74,802
Total Equity	3,132,177
Total Capitalization(5)	21,836,680

(1)         See “Financial Review—Balance Sheet—Funding” in the CEB’s Annual Report on Form 18-K for the fiscal year ended December 31, 2020, filed with the SEC on April 19, 2021 (the “Annual Report for 2020”). Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.

(2)         See “Financial Review—Balance Sheet—Funding” in the Annual Report for 2020. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.

(3)         See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Annual Report for 2020.

(4)         The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Annual Report for 2020.

(5)         Total capitalization consists of long-term debt and total equity.

Offers and sales in the United States will be made through affiliates of the Underwriters that are registered as broker-dealers, acting as U.S. selling agents.

It is expected that delivery of the Notes will occur on or about June 10, 2021, which will be the fifth business day following the initial date of trading of the Notes, such settlement cycle being referred to as “T+5”.  Under currently applicable U.S. rules and regulations, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Furthermore, the standard settlement cycle on the Luxembourg Stock Exchange is two business days.  Accordingly, purchasers who wish to trade Notes in transactions that are ordinarily scheduled to settle prior to June 10, 2021 will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC (including a prospectus supplement) for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from Citigroup Global Markets Europe AG by calling +49 69 1366 8362.  The registration statement including the prospectus may also be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920087730/a20-25594_1sb.htm, and the prospectus supplement may be accessed through the hyperlink https://www.sec.gov/Archives/edgar/data/0001472246/000110465920138454/a20-39054_1424b3.htm.

Information found through hyperlinks from the above hyperlinks is not part of this Final Term Sheet.

Notice by the Underwriters to Distributors regarding MiFID II Product Governance

Solely for the purposes of each Underwriter’s product approval process,  the target market assessment made by the Underwriters in respect of the Notes has led the Underwriters to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the Underwriters’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Underwriters’ target market assessment) and determining appropriate distribution channels, subject to the distributor’s suitability and appropriateness obligations under MiFID II, as applicable. The Issuer does not fall under the scope of application of MiFID II and, in particular, does not qualify as a manufacturer or distributor for the purposes of MiFID II.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.